UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.47/LP 000/COP-M0000000/2026

Jakarta,	June 8 2026

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re	:	Changes in the Management of the Company PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company jo. Article 52 of Financial Services Authority Regulation No. 45 of 2024 concerning Development and Strengthening of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk (“Company”)
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Changes in the Management of the Company PT Telkom Indonesia (Persero) Tbk
2.	Date	June 8, 2026
3.	Description

Based on the resolutions of the Annual General Meeting of Shareholders of PT Telkom Indonesia (Persero) Tbk. (“the Company”) for the 2025 fiscal year, an agenda item regarding changes to the Company’s management was approved, which altered the previous composition of the Board of Directors and Board of Commissioners of PT Telkom Indonesia (Persero) Tbk:

		President Director	Dian Siswarini
		Director of Finance & Risk Management	Arthur Angelo Syailendra
		Director of Human Capital Management	Willy Saelan
		Director of Wholesale & International Service	Budi Satria Dharma Purba
		Director of Enterprise & Business Service	Veranita Yosephine
		Director of Strategic Business Development & Portfolio	Seno Soemadji
		Director of Network	Nanang Hendarno
		Director of IT Digital	Faizal Rochmad Djoemadi
		Director of Legal & Compliance	Andy Kelana
		President Commissioner	Angga Raka Prabowo
		Commissioner	Rizal Malarangeng
		Commissioner	Ossy Dermawan
		Independent Commissioner	Deswandhy Agusman

		Independent Commissioner	Ira Noviarti
		Independent Commissioner	Rofikoh Rokhim
		Commissioner	Rionald Silaban
		Commissioner	Silmy Karim
New Composition of Board of Directors and Board of Commissioners of PT Telkom Indonesia (Persero) Tbk:
		President Director	Dian Siswarini
		Director of Finance & Risk Management	Arthur Angelo Syailendra
		Director of Human Capital Management	Willy Saelan
		Director of Wholesale & International Service	Budi Satria Dharma Purba
		Director of Enterprise & Business Service	Veranita Yosephine
		Director of Strategic Business Development & Portfolio	Seno Soemadji
		Director of Network	Nanang Hendarno
		Director of IT Digital	Faizal Rochmad Djoemadi
		Director of Legal & Compliance	Andy Kelana
		President Commissioner	Angga Raka Prabowo
		Commissioner	Rizal Malarangeng
		Commissioner	Ossy Dermawan
		Commissioner	Edwin Hidayat Abdullah
		Independent Commissioner	Deswandhy Agusman
		Independent Commissioner	Ira Noviarti
		Independent Commissioner	Rofikoh Rokhim
		Independent Commissioner	Anthony Leong

4.	The Impact of the Events	This Information has no material impact on the Company’s business operational, legal, and financial condition.
5.	Others	This information of Resolution of Telkom AGMS Fiscal Year 2025, regarding Changes in the Management of PT Telkom Indonesia (Persero) Tbk. is valid since June, 8, 2026.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary